
07005171


SEC MAIL PROCESSING
RECEIVED
MAR 20 2007
WASH, D.C.
186
SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAIRFAX SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 NORTH LEE STREET, SUITE 314
(No. and Street)

ALEXANDRIA (City) VA (State) 22314-2660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG EDEN 512-844-8583
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER & DUYS, LLLP
(Name — if individual, state last, first, middle name)

4550 MONTGOMERY AVE, STE 315 NORTH, BETHESDA, MD 20814
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES GREGORY EDEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAIRFAX SECURITIES CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



AMY BUMPUS
MY COMMISSION EXPIRES
February 28, 2010

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFAX SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

Contents

Wagner & Duys, LLLP
Certified Public Accountants
4550 Montgomery Avenue, Suite 315 North
Bethesda, MD 20814
Tel: (301) 652-7014
Fax: (301) 652-1879

Report of Independent Public Accountant

To the Stockholder of
Fairfax Securities Corporation
Alexandria, Virginia

We have audited the accompanying balance sheet of Fairfax Securities Corporation (a Virginia corporation), as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfax Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the audit procedures applied during our audit of the basic financial statements and, in our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WAGNER & DUYS, LLLP

January 17, 2007

FAIRFAX SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Cash		$ 14,779
Total Assets		$ 14,779

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilites		
Accounts payable	$ 1,500	
Due to affiliate	3,789	
Total Liabilities		$ 5,289
Stockholder's equity		
Common stock, no par value (5,000 shares authorized; 100 shares issued and outstanding)	1,000	
Additional paid-in capital	23,269	
Retained earnings (deficit)	$ (14,779)	
Total stockholder's equity		9,490
Total liabilities and stockholder's equity		$ 14,779

The accompanying notes are an integral part of these financial statements.

FAIRFAX SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues		
Consulting	$ 2,250	
Interest	691	$ 2,941
Expenses		
Administrative expenses	195	
Insurance	364	
Registration fees	1,235	
Professional fees	$ 1,865	3,659
Net (loss) before income taxes		(718)
Provision for income taxes		-
Net (loss)		$ (718)

The accompanying notes are an integral part of these financial statements.

FAIRFAX SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$ 1,000	$ 22,969	$ (14,061)	$ 9,908
Net (Loss)	-	-	(718)	(718)
Paid in Capital	-	300	-	300
Balance, December 31, 2006	$ 1,000	$ 23,269	$ (14,779)	$ 9,490

The accompany notes are an integral part of these financial statements.

FAIRFAX SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities		
Net (Loss)	$ (718)	
Net cash (used) by operating activities		$ (718)
Net cash from financing		
Paid in Capital	300	
Increase in Payables	$ 200	
Net cash provided by financing activites		500
Net (decrease) in cash		(218)
Cash, beginning of year		14,997
Cash, end of year		$ 14,779
Supplemental disclosures of cash flow information:		
Cash paid during the year for income taxes		$ -

The accompanying notes are an integral part of these financial statements.

FAIRFAX SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of Business

Fairfax Securities Corporation (the Corporation) was incorporated in the state of Virginia on September 8, 1988, to serve as a registered broker-dealer of securities. The Corporation was a wholly owned subsidiary of Fairfax Financial Group, a merchant banker operating primarily in the eastern United States, which was dissolved effective December 31, 1991. Since its inception, the Corporation has not entered into a securities transaction or handled customer securities or money.

Effective June 26, 1995, the Corporation was approved for membership in the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Income Taxes - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 is designed to require a broker-dealer to maintain a minimum amount of liquid assets and a minimum ratio of liquid assets to debts. At December 31, 2006, the Corporation's net capital, as defined, was $ 9,194. The Corporation's net capital was $4,194 in excess of required net capital at December 31, 2006.

4. Reconciliation of Assets and Liabilities to Regulatory Reports

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and differ in certain respects from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. A reconciliation of the amounts reported herein to the unaudited amounts reported by the Corporation as December 31, 2006, on Form X-17A-5, previously filed with the National Association of Securities Dealers, Inc. has not been provided since no material differences exists.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(Schedule I)
AT DECEMBER 31, 2006

Total stockholder's equity from balance sheet	$	9,490
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		9,490
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		9,490
Deductions and/or charges:		
A. Total non-allowable assets from balance sheet		-
B. Aged fails-to-deliver		-
C. Secured demand note deficiency		-
D. Aged short term security differences		-
E. Commodity futures contracts and spot commodities -		-
proprietary capital charges		-
F. Other deductions and/or charges		-
Net capital before haircuts and securities positions		9,490
Haircut on securities		
A. Contractual securities commitments		-
B. Deficit in securities collateraizing secured demand notes		-
C. Trading and investment securities - money market fund		-
D. Undue concentrations		-
E. Other		296
Net capital		9,194
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital in excess of minimum requirements	$	4,194
Total aggregate indebtedness liabilities from balance sheet	$	5,289
Ratio of aggregate indebtedness to net capital		0.575

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fairfax Securities Corporation as of 12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

5,000 A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm [4335] .... [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 0 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Independent Public Accountant's Report on the Internal Accounting Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of Fairfax Securities Corporation (the Corporation) for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 or n complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relation to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and the procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weaknesses under the standards established by the American Institute of Certified Public Accountants. A

material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. The Corporation has not experienced significant activity to date. Because of the limited number of transactions, our audit work was limited to substantive testing as compliance testing is not applicable at this time. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WAGNER & DUYS, LLLP

January 17, 2007

END